UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-41823

Nvni Group Limited

P.O. Box 10008, Willow House, Cricket Square

Grand Cayman, Cayman Islands KY1-1001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                  Form 40-F ☐

Nasdaq Notification Regarding Minimum Market Value of Listed Securities

On January 28, 2026, Nvni Group Limited (the “Company”) received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that, based upon the Company’s market value of listed securities (“MVLS”) for the 30 consecutive business day period from December 12, 2025 through January 27, 2026, the Company did not maintain the minimum MVLS of US$35,000,000 required for continued listing on the Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(b)(2). The Company has been afforded a period of 180 calendar days, or until July 27, 2026 (the “Compliance Period”), to regain compliance pursuant to Nasdaq Listing Rule 5810(c)(3)(C).

To regain compliance, the Company’s MVLS must meet or exceed US$35,000,000 for a minimum of ten consecutive business days during the Compliance Period. If the Company does not regain compliance by the end of the Compliance Period, it will receive written notification that its securities are subject to delisting, which the Company may appeal to a hearings panel. The Company intends to monitor its MVLS between now and July 27, 2026, and will consider available options if its ordinary shares do not trade at a level likely to regain compliance. There can be no assurance that the Company will regain or maintain compliance with the MVLS requirement or other Nasdaq Capital Market continued listing requirements.

The letter has no immediate effect on the listing of the Company’s ordinary shares, which will continue to be listed and traded on Nasdaq under the symbol “NVNI”, subject to the Company’s compliance with other continued listing requirements.

On February 3, 2026, the Company issued a press release announcing its receipt of the letter from Nasdaq. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release, dated February 3, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NVNI GROUP LIMITED

Date: February 3, 2026	By:	/s/ Pierre Schurmann
	Name:	Pierre Schurmann
	Title:	Chief Executive Officer

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